UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

AURORA CANNABIS INC.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	N/A
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Suite 500 – 10355 Jasper Avenue
Edmonton, Alberta	T5J 1Y6
(Address of principal executive offices)	(Zip Code)

CORPORATION SERVICE COMPANY
251 Little Falls Drive
County of New Castle
Wilmington, Delaware 19808
Tel: 1-800-927-9800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange of which

Rights to purchase common shares, without par value	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [   ]

Securities Act registration statement file number to which this form relates: ___________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Registrant’s Securities to be Registered.

Background

            The board of directors (the “Board”) of Aurora Cannabis Inc. (the “Company”) adopted a shareholder rights plan (the “Rights Plan”) effective October 4, 2018. The Rights Plan was approved by shareholders at the Company’s Annual General and Special Meeting of shareholders which took place on November 30, 2018. The terms of the Rights Plan are contained in a shareholder rights plan agreement (the “Rights Agreement”) dated as of November 30, 2018 between the Company and Computershare Trust Company of Canada, as rights agent (in such capacity, the “Rights Agent”).

            The Rights Plan has been adopted to provide adequate time for the Board and shareholders to assess an unsolicited take-over bid for the Company (a “Take-over Bid”), to provide the Board with sufficient time to explore and develop alternatives for maximizing shareholder value if a Take-over Bid is made, and to provide shareholders with an equal opportunity to participate in a Take-over Bid and receive full and fair value for their common shares (the “Common Shares”).

Summary of the Rights Agreement

            Term

            The Rights Agreement provides that it is to be effective from the later of November 30, 2018 and the date on which the Rights Agreement has been executed by the Corporation and the Rights Agent – namely, December 21, 2018 (the “Effective Date”).

            The Rights Plan will continue to remain in effect from and after the Effective Date, provided that it is reconfirmed by a resolution passed by a majority of the votes cast by independent shareholders at the Company’s annual meeting of shareholders to be held in 2021 and at every third annual meeting thereafter. Independent shareholders entitled to vote on a resolution to reconfirm the Rights Plan would exclude, among others: (i) an Acquiring Person (as defined below); (ii) a person (an “Offeror”) who has made a public announcement of a current intention to make, or who is making, a Take-over Bid; or (iii) a person who is affiliated, associated or acting in concert with an Acquiring Person or an Offeror.

            Issue of Rights

            On the Effective Date, one right (a “Right”) was issued and attached to each outstanding Common Share and has and will attach to each Common Share subsequently issued.

            The Company hereby incorporates by reference the description of its Common Shares contained in the Registration Statement on Form 40-F, as filed with the SEC on October 5, 2018 and subsequently amended by Amendment No. 1 to the Registration Statement filed with the SEC on October 5, 2018 and Amendment No. 2 to the Registration Statement filed with the SEC on December 4, 2018.

            Exercise of Rights

            The Rights will separate from the Common Shares and become exercisable ten (10) trading days (the “Separation Time”) after the earlier of: (i) the first date of public disclosure by the Company or an Acquiring Person (as defined below) of facts indicating that a person has become an Acquiring Person; (ii) the date of the commencement of, or first public announcement or disclosure of the intent of any person to commence a Take-over Bid (other than a Permitted Bid (as defined below) or Competing Permitted Bid (as defined below); and (iii) the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as a Permitted Bid or Competing Permitted Bid, as applicable.

            Each Right will entitle the holder to purchase from the Company, at any time after the Separation Time and prior to the Expiration Time (as defined in the Rights Agreement), one fully paid Common Share of the Company at the Exercise Price referred to below, upon presentation and surrender of the Rights Certificate, together with the Form of Election to Exercise appropriately completed and duly executed in the form annexed to the Rights Certificate, to the Rights Agent at its principal office in Vancouver, British Columbia or Toronto, Ontario.

            Subject to adjustment under the Rights Agreement, the “Exercise Price” will be equal to three (3) times the Market Price per Common Share. Generally: (i) the Market Price will be the average of the daily Closing Prices of the Company’s Common Shares on each of the 20 consecutive trading days through to and including the trading day immediately preceding the date of determination of the Market Price; and (ii) the “Closing Price” will be determined under the Rights Agreement by reference to the closing board lot sale price of the Company’s Common Shares on the principal stock exchange or national securities quotation system on which the Common Shares are listed or admitted to trading, or, if such price is not available, the average of the closing bid and asked prices.

            Flip-in Event and Exchange Option

            The acquisition by any person (an “Acquiring Person”) of 20% or more of the common shares, other than by way of a Permitted Bid, is referred to as a ‘‘Flip-in Event’’. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase from the Company of that number of common shares as have an aggregate Market Price on the date of occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted subject to the terms of the Rights Plan).

            Accordingly, if one assumes a Market Price of Cdn.$7.50 per Common Share, each Right would allow a shareholder to purchase six (6) Common Shares for Cdn.$22.50, effectively allowing the exercising holders of Rights to acquire the Common Shares at a 50% discount to the then prevailing market price. Based on an assumed market price of Cdn.$7.50 per common share, the resulting issuance of six (6) Common Shares for each exercised Right would create substantial dilution.

            By making any Take-over Bid other than a Permitted Bid or a Competing Permitted Bid prohibitively expensive for an Acquiring Person, the Rights Plan is designed to require any person interested in acquiring more that 20% of the common shares to do so by way of a Permitted Bid or Competing Permitted Bid or to make a Take-over Bid which the Board considers to represent the full and fair value of the Common Shares.

            Prior to the Rights being triggered, they will have no value and no dilutive effect on the Common Shares.

            Certificates and Transferability

            Prior to the Separation Time, the Rights are evidenced by the registered ownership of the common shares (whether evidenced by a certificate representing common shares) issued from and after the Effective Date and are not to be transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by separate certificates that will be transferable and traded separately from the Common Shares.

            Permitted Bids

            The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event (an ‘‘Exempt Acquisition’’) where the Take-over Bid is made by a Take-over Bid circular to all holders of Common Shares (a “Permitted Bid”). Where the Board exercises the waiver power for one Take-over Bid, the waiver will also apply to any other Take-over Bid for the Company made by a Take-over Bid circular to all holders of Common Shares prior to the expiry of any other bid for which the Rights Plan has been waived (a “Competing Permitted Bid”).

            Redemption and Waiver

            The Board with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy, at a meeting duly called for that purpose, may redeem the Rights at $0.00001 per Common Share. Rights may also be redeemed by the Board without such approval following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

            Amendment of the Rights Plan

            The Board may amend the Rights Plan with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The Board without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the shareholders (or holders of Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

            Board of Directors

            The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Company. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

            Exemptions for Investment Advisors

            Investment advisors (for fully managed accounts), mutual funds, trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a Take-over Bid.

Item 2. Exhibits

Exhibit

3.1	Shareholder Rights Plan Agreement dated as of November 30, 2018 between Aurora Cannabis Inc. and Computershare Trust Company of Canada

3.2	Form of Rights Certificate (included as part of Exhibit 1 hereto)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

DATE: December 21, 2018

AURORA CANNABIS INC.

By:	/s/ Glen Ibbott
Glen Ibbott
Chief Financial Officer